Issuer Free Writing Prospectus dated September 23, 2021

Filed pursuant to Rule 433

Registration No. 333-258519

Supplementing the Preliminary Prospectus
Supplement dated September 22, 2021

(To Prospectus dated August 12, 2021)

IMEDIA BRANDS, INC.
$75,000,000

8.50% Senior Notes Due 2026
Pricing Term Sheet

Dated: September 23, 2021

The information in this pricing term sheet supplements the Preliminary Prospectus Supplement dated September 22, 2021 (the “Preliminary Prospectus Supplement”) and updates and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Otherwise, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used and not defined herein have the meanings assigned in the Preliminary Prospectus Supplement. Unless the context otherwise requires, references to the “Issuer,” “we,” “us” and “our” in this pricing term sheet mean iMedia Brands, Inc. and not its subsidiaries.

Issuer:	iMedia Brands, Inc.
Securities:	8.50% Senior Notes due 2026 (the “Notes”)
Registration Format:	SEC Registered
Trade Date:	September 24, 2021
Settlement Date:	September 28, 2021
Listing:	Expected Nasdaq “IMBIL”
Size:	$75,000,000
Option:	$5,000,000
Maturity Date:	September 30, 2026
Ratings:*	“BB” from Egan-Jones Ratings Company, an independent, unaffiliated rating agency.
Annual Coupon:	8.50%, paid quarterly in arrears
Interest Payment Dates:	March 31, June 30, September 30 and December 31, commencing December 31, 2021, and at maturity
Public Offering Price:	$25.00 per Note
Day Count:	30/360
Optional Redemption:

We may redeem the Notes for cash in whole or in part at any time at our option (i) on or after September 30, 2023 and prior to September 30, 2024, at a price equal to $25.75 per Note, plus accrued and unpaid interest to, but excluding, the date of redemption, (ii) on or after September 30, 2024 and prior to September 30, 2025, at a price equal to $25.50 per Note, plus accrued and unpaid interest to, but excluding, the date of redemption, and (iii) on or after September 30, 2025 and prior to maturity, at a price equal to $25.25 per Note, plus accrued and unpaid interest to, but excluding, the date of redemption

Mandatory Redemption:

In the event of a failure by the Issuer or any subsidiary to acquire all outstanding shares of capital stock of 123tv Invest GmbH and 123tv Holding GmbH within 180 days after the original issue date of the Notes, we are required to redeem the

Notes for cash, in whole but not in part, at the redemption price equal to $25.50 per Note, plus accrued and unpaid interest to, but excluding, the date of redemption
Minimum Denomination/Multiples:	$25.00/$25.00
Underwriting Discount:**	$1.00 per Note
Proceeds to Issuer (after underwriting discount and before expenses):**	$72,000,000 (or $76,800,000 if underwriters’ option to purchase additional Notes is exercised in full)
CUSIP/ISIN Number:	452465 305/US4524653056
Joint Book-Running Managers:	B. Riley Securities, Inc., D.A. Davidson & Co., Ladenburg Thalmann & Co. Inc., InspereX LLC
Co-Managers:	Aegis Capital Corp., Alexander Capital L.P., Newbridge Securities Corporation, Revere Securities LLC, B.C. Zeigler & Company

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** The Issuer has agreed to reimburse the underwriters for certain expenses of the offering and pay certain fees to B. Riley Securities, Inc. as described in the Preliminary Prospectus Supplement.

This communication is intended for the sole use of the person to whom it is provided by the issuer.

The issuer has filed a shelf registration statement (including a base prospectus dated August 12, 2021) and Preliminary Prospectus Supplement with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may obtain these documents free of charge by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the Preliminary Prospectus Supplement if you request them by calling B. Riley Securities, Inc., at (703) 312- 9580 or by emailing prospectuses@brileyfin.com.

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